

10030674

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-48712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEQUOIA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 Chimney Lane NE
(No. and Street)

Roswell	Georgia	30075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE	MARLTON	New Jersey	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Elgart swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Investments, Inc.., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title


CRYSTAL P. McDERMOND
NOTARY
EXPIRES
GEORGIA
JUNE 10, 2012
PUBLIC
DEKALB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUOIA INVESTMENTS, INC.

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sequoia Investments, Inc.

We have audited the accompanying statement of financial condition of Sequoia Investments, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Investments, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for the purposes of additional analyses and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

March 29, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

SEQUOIA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Deposit with broker	$	110,355
Securities owned, at market value		72,857
Due from shareholder		217,568
Due from broker		1,464
Other receivables		12,982
	$	415,226
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,505
Due to broker		56,998
		77,503
Stockholder's equity		
Common stock, no par value - 100,000 shares authorized; 2,400 shares issued and outstanding		24,000
Additional paid-in capital		642,084
Accumulated deficit		(328,361)
		337,723
	$	415,226

See notes to financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue		
Trading income	$	13,047
Commissions		286,829
Interest income		12,814
		312,690
Expenses		
Clearing and related costs		18,455
Professional fees		37,143
Commissions		95,148
Other		37,695
Capital losses on sale of securities		-
Unrealized losses on securities		-
		188,441
Net income	$	124,249

See notes to financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2009	2,400	$ 24,000	$ 642,084	$ (452,610)	$ 213,474
Net income	-	-	-	124,249	124,249
Balance, December 31, 2009	2,400	$ 24,000	$ 642,084	$ (328,361)	$ 337,723

See notes to financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income	$	124,249
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Deposit with broker		12,421
Securities owned		(27,766)
Other receivable		77,018
Accounts payable and accrued expenses		15,775
Other assets		20,474
Due to broker		(5,604)
Net cash provided by operating activities		216,567
Cash flows from financing activities		
Due from shareholder		(217,568)
Net decrease in cash and cash equivalents		(1,001)
Cash and cash equivalents, beginning of year		1,001
Cash end of year	$	-

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sequoia Investments, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Income Taxes
The Company is taxed as an S-Corporation and thus is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All income or losses will be reported on the individual member's income tax returns.

Federal, state and local income tax returns for all years prior to 2006 are no longer subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

United States generally accepted accounting principles (GAAP) requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Subsequent Events

These financial statements were approved by management and available for issuance on March 29, 2010. Management has evaluated subsequent events through this date.

2 - CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

3 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had regulatory net capital of $68,636 and a minimum regulatory net capital requirement of $50,000. The ratio of aggregate indebtedness to net capital was 0.3 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

5 - SECURITIES OWNED

Marketable securities owned consist of trading debt securities recorded at market value. As of December 31, 2009, marketable securities were comprised of state and municipal obligations. These securities are classified as Level 2.

6 - DEPOSIT WITH BROKER

The Company has a deposit with its clearing organization in the amount of $110,355. The minimum deposit required is $110,355.

SEQUOIA INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

7 - DUE TO BROKER

The Due to Broker amounts are comprised of amounts the Company owes to its clearing broker dealer for transactions previously consummated.

8 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

SEQUOIA INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of net capital		
Total stockholder's equity	$	337,723
Less - Non-allowable assets		
Due from shareholder		217,568
Other receivable		12,982
		230,550
Tentative net capital		107,173
Haircuts		38,537
Net capital	$	68,636
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	20,505
Aggregate indebtedness	$	20,505
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,367
Minimum dollar per capital requirements		50,000
Minimum net capital requirements (greater of minimum net capital or dollar requirement)	$	50,000
Excess net capital	$	18,636
Excess net capital at 1000 percent	$	66,586
Ratio: Aggregate indebtedness to net capital		0.3 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SEQUOIA INVESTMENTS, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a -5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company had no liability subordinated to claims of general creditors as of January 1, 2009. In addition, there were none in existence during the year ended December 31, 2009 and, accordingly, there are no changes to report.

SEQUOIA INVESTMENTS, INC.
SCHEDULE III
STATEMENT REGARDING SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Sequoia Investments, Inc.

In planning and performing our audit of the financial statements of Sequoia Investments, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
March 29, 2010

SEQUOIA INVESTMENTS, INC.

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-48712

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT